Exhibit 99.1

April 7th, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom It may concern,

We are writing to you in order to inform that, on the date hereof, Banco de Galicia y Buenos Aires S.A.U., a subsidiary of Grupo Financiero Galicia S.A., has been notified of the Argentine Central Bank´s resolution “RESOL-2022-83-E-GDEBCRA-SEFYC#BCRA”, which authorizes the payment of cash dividends in the amount of Ps. 18,016,128,000.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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